Exhibit 99.1

NEWS RELEASE

Endeavour Silver Closes CA$14 Million Private Placement of Subordinated
Unsecured Convertible Redeemable Debentures

Vancouver, Canada – February 267 2009 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: NYSE-A) announces that it has closed CA$14 million in private placement financing of five year 10% subordinated unsecured convertible redeemable debentures.

The offered securities have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-A, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since acquiring the Guanacevi Mines project in 2004, Endeavour has posted four consecutive years of aggressive silver production and reserve growth.  The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato State should facilitate Endeavour’s continued growth into a mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein may constitute “forward-looking statements” within the meaning applicable securities laws.  All statements that are not historical facts, including without limitation statements regarding the terms and anticipated closing of a private placement, future estimates, plans, objectives, assumptions or expectations of future performance, may constitute“forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties, as discussed in the Company’s filings with Canadian and United States regulators. The company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law.

Suite 301-700, West Pender Street, Vancouver B.C., Canada, V6C 1G8
Toll-Free 877 685-9775 (Canada & US)  Phone (604) 685-9775 Fax(604) 685-9744
Website: www.edrsilver.com  Email: hugh@edrsilver.com  Trading Symbols: EDR: TSX, EJD: DBFrankfurt and EXK: NYSE-A